UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  1 )1

Circuit City Stores, Inc.
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

172737108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Mark J. Wattles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 11,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Wattles Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON HKW Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON James A. Marcum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Elliott Wahle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Don R. Kornstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Anthony Bergamo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 15,000 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 15,000 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 15,000 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Alexander M. Bond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -**
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

James A. Marcum, Elliott Wahle, Don R. Kornstein, Anthony Bergamo and Alexander M. Bond are hereby added as Reporting Persons to the Schedule 13D.

James A. Marcum (“Mr. Marcum”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as an Operating Partner of Tri-Artisan Capital Partners, LLC.  Since April 2007, Mr. Marcum has also served as the Chairman and Chief Strategic Officer of Enabl-u Technologies Corp.  The principal business address of Mr. Marcum is c/o Tri-Artisan Capital Partners, 110 East 59th Street, 37th Floor, New York, New York 10022.  Mr. Marcum is a citizen of the United States of America.

Elliott Wahle (“Mr. Wahle”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Chairman and Chief Executive Officer of Rustique Home Furnishings.  Mr. Wahle is also the Chairman and cofounder of Generation Capital Inc. and currently serves as President of Rykom Enterprises. The principal business address of Mr. Wahle is c/o Rustique Home Furnishings, 114 Railside Road, Toronto, Ontario M3A 1A3.  Mr. Wahle is a citizen of the United States of America.

Don R. Kornstein (“Mr. Kornstein”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as the Managing Member of Alpine Advisors LLC.  Mr. Kornstein also currently serves as the Chairman of Bally Total Fitness, Inc.  The principal business address of Mr. Kornstein is c/o Alpine Advisors LLC, 825 Lakeshore Blvd., Incline Village, Nevada 89451.  Mr. Kornstein is a citizen of the United States of America.

Anthony Bergamo (“Mr. Bergamo”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Vice Chairman of MB Real Estate. The principal business address of Mr. Bergamo is c/o MB Real Estate, 335 Madison Avenue, 14th Floor, New York, New York 10017.  Mr. Bergamo is a citizen of the United States of America.

Alexander M. Bond (“Mr. Bond”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a managing director of Wattles Capital Management, LLC ("WCM").  The principal business address of Mr. Bond is c/o Wattles Capital Management, LLC, 7945 W. Sahara Ave., Las Vegas, NV 89117.  Mr. Bond is a citizen of the United States of America.

(d)           During the last five years, none of Messrs. Marcum, Wahle, Kornstein, Bergamo or Bond has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 172737108

(e)           During the last five years, none of Messrs. Marcum, Wahle, Kornstein, Bergamo or Bond has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 10,000 Shares owned directly by Mr. Bond is approximately $40,110.  The Shares owned directly by Mr. Bond were acquired with personal funds.

The aggregate purchase price of the 15,000 Shares owned directly by Mr. Bergamo is approximately $74,953.  The Shares owned directly by Mr. Bergamo were acquired with personal funds.

Item 4 is hereby amended to add the following:

WCM is seeking representation on the Issuer’s Board of Directors.  On February 25, 2008, WCM hand-delivered a letter to the Corporate Secretary of the Issuer (the “Nomination Letter”) nominating Messrs. Marcum, Wahle, Kornstein, Bergamo and Bond, as set forth therein, for election to the board of directors of the Issuer at the Issuer’s 2008 annual meeting of shareholders (the “2008 Annual Meeting”).

Item 5(a) is hereby amended to add the following:

As of the date of this filing, none of Messrs. Marcum, Wahle and Kornstein directly owns any Shares of the Issuer.  Each of Messrs. Marcum, Wahle and Kornstein, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 10,000,000 Shares owned by WCM and the 1,000,000 Shares owned by HKW Trust, constituting approximately 6.5% of the Shares outstanding.  Each of Messrs. Marcum, Wahle and Kornstein disclaims beneficial ownership of such Shares.

As of the date of this filing, Mr. Bond directly owns 10,000 Shares of the Issuer, constituting less than one percent of the Shares outstanding.  Mr. Bond, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 10,000,000 Shares owned by WCM and the 1,000,000 Shares owned by HKW Trust, constituting approximately 6.5% of the Shares outstanding.  Mr. Bond disclaims beneficial ownership of the Shares owned by WCM and HKW Trust.

As of the date of this filing, Mr. Bergamo directly owns 15,000 Shares of the Issuer, constituting less than one percent of the Shares outstanding.  Mr. Bergamo, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 10,000,000 Shares owned by WCM and the 1,000,000 Shares owned by HKW Trust, constituting approximately 6.5% of the Shares outstanding.  Mr. Bergamo disclaims beneficial ownership of the Shares owned by WCM and HKW Trust.

CUSIP NO. 172737108

Item 5(c) is hereby amended to add the following:

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On February 27, 2008, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees at the 2008 Annual Meeting of the Issuer and to take all other action necessary or advisable to achieve the foregoing and (c) WCM agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to letter agreements, WCM has agreed to indemnify each of Messrs. Marcum, Wahle, Kornstein and Bergamo against claims arising from the solicitation of proxies from the Issuer's shareholders in connection with the 2008 Annual Meeting.  The form of letter agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Pursuant to letter agreements, WCM has agreed to compensate each of Messrs. Marcum, Wahle, Kornstein and Bergamo for being named as and agreeing to serve as nominees of WCM for election as directors of the Issuer at the 2008 Annual Meeting (the “Compensation Letter Agreements”). Pursuant to the terms of the Compensation Letter Agreements, (i) WCM has agreed to pay each such nominee $50,000 in cash upon the submission of the Nomination Letter by WCM to the Company and (ii) each nominee has agreed to use such compensation (net of any estimated tax payments) to acquire securities of the Issuer. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Wattles Capital Management, LLC, HKW Trust, Mark J. Wattles, James A. Marcum, Elliott Wahle, Don R. Kornstein, Anthony Bergamo and Alexander M. Bond, dated February 27, 2008.

Exhibit 99.2	Form of Indemnification Letter Agreement.

Exhibit 99.3	Form of Compensation Letter Agreement.

CUSIP NO. 172737108

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 27, 2008

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

HKW TRUST

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	Trustee

/s/ Mark J. Wattles
Mark J. Wattles

/s/ James A. Marcum
James A. Marcum

/s/ Elliott Wahle
Elliott Wahle

/s/ Don R. Kornstein
Don R. Kornstein

/s/ Anthony Bergamo
Anthony Bergamo

/s/ Alexander M. Bond
Alexander M. Bond

CUSIP NO. 172737108

Index of Exhibits.

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Wattles Capital Management, LLC, HKW Trust, Mark J. Wattles, James A. Marcum, Elliott Wahle, Don R. Kornstein, Anthony Bergamo and Alexander M. Bond, dated February 27, 2008.

Exhibit 99.2	Form of Indemnification Letter Agreement.

Exhibit 99.3	Form of Compensation Letter Agreement.

CUSIP NO. 172737108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/Sold	Price Per Share($)	Date of Purchase/Sale

WATTLES CAPITAL MANAGEMENT, LLC

20,300	4.0300	01/02/2008
60,100	4.0400	01/02/2008
700	4.0450	01/02/2008
312,600	4.0500	01/02/2008
10,500	4.0600	01/02/2008
100	4.0650	01/02/2008
33,000	4.0700	01/02/2008
400	4.0750	01/02/2008
38,800	4.0800	01/02/2008
12,400	4.0900	01/02/2008
400	4.0950	01/02/2008
111,008	4.1000	01/02/2008
136,592	4.1100	01/02/2008
1,100	4.1150	01/02/2008
54,100	4.1200	01/02/2008
2,100	4.1250	01/02/2008
101,400	4.1300	01/02/2008
1,300	4.1350	01/02/2008
47,400	4.1400	01/02/2008
155,700	4.1500	01/02/2008
1,400	3.8400	01/03/2008
988,800	3.8500	01/03/2008
1,100	3.8550	01/03/2008
117,800	3.8600	01/03/2008
3,100	3.8650	01/03/2008
86,600	3.8700	01/03/2008
168,411	3.8800	01/03/2008
136,397	3.8900	01/03/2008
238,392	3.9000	01/03/2008
1,000	3.9050	01/03/2008
30,900	3.9100	01/03/2008
19,000	3.9200	01/03/2008
15,000	3.9300	01/03/2008

CUSIP NO. 172737108

28,400	3.9400	01/03/2008
5,300	3.9500	01/03/2008
20,300	4.0300	01/02/2008
60,100	4.0400	01/02/2008
700	4.0450	01/02/2008
312,600	4.0500	01/02/2008
10,500	4.0600	01/02/2008
100	4.0650	01/02/2008
33,000	4.0700	01/02/2008
400	4.0750	01/02/2008
38,800	4.0800	01/02/2008
12,400	4.0900	01/02/2008
400	4.0950	01/02/2008
111,008	4.1000	01/02/2008
136,592	4.1100	01/02/2008
1,100	4.1150	01/02/2008
54,100	4.1200	01/02/2008
2,100	4.1250	01/02/2008
101,400	4.1300	01/02/2008
1,300	4.1350	01/02/2008
47,400	4.1400	01/02/2008
155,700	4.1500	01/02/2008
1,400	3.8400	01/03/2008
988,800	3.8500	01/03/2008
1,100	3.8550	01/03/2008
117,800	3.8600	01/03/2008
3,100	3.8650	01/03/2008
86,600	3.8700	01/03/2008
168,411	3.8800	01/03/2008
136,397	3.8900	01/03/2008
238,392	3.9000	01/03/2008
1,000	3.9050	01/03/2008
30,900	3.9100	01/03/2008
19,000	3.9200	01/03/2008
15,000	3.9300	01/03/2008
28,400	3.9400	01/03/2008
5,300	3.9500	01/03/2008
11,200	3.9600	01/03/2008
73,900	3.9700	01/03/2008
58,199	3.9800	01/03/2008
73,101	3.9900	01/03/2008
24,500	4.0000	01/03/2008
21,800	4.0100	01/03/2008

CUSIP NO. 172737108

200	4.0150	01/03/2008
19,200	4.0200	01/03/2008
31,300	4.0300	01/03/2008
200	4.0350	01/03/2008
26,700	4.0400	01/03/2008
91,800	4.0500	01/03/2008
35,000	4.0600	01/03/2008
400	4.0650	01/03/2008
48,900	4.0700	01/03/2008
39,800	4.0800	01/03/2008
46,300	4.0900	01/03/2008
32,300	4.1000	01/03/2008
21,493	4.1100	01/03/2008
32,324	4.1200	01/03/2008
27,183	4.1300	01/03/2008
7,400	4.1400	01/03/2008
2,500	4.1500	01/03/2008
200	4.1600	01/03/2008
32,500	4.1800	01/03/2008
3,300	3.6100	01/04/2008
23,600	3.6200	01/04/2008
59,600	3.6300	01/04/2008
7,700	3.6400	01/04/2008
800	3.6500	01/04/2008
23,100	3.6600	01/04/2008
13,800	3.6700	01/04/2008
14,900	3.6800	01/04/2008
45,800	3.6900	01/04/2008
600	3.69500	01/04/2008
126,200	3.7000	01/04/2008
102,600	3.7100	01/04/2008
41,400	3.7200	01/04/2008
13,900	3.7300	01/04/2008
10,245	3.7400	01/04/2008
33,355	3.7500	01/04/2008
23,300	3.7600	01/04/2008
24,600	3.7700	01/04/2008
79,500	3.7800	01/04/2008
86,600	3.7900	01/04/2008
67,900	3.8000	01/04/2008
100	3.8076	01/04/2008
56,700	3.8100	01/04/2008
100	3.8110	01/04/2008

CUSIP NO. 172737108

100	3.8119	01/04/2008
62,000	3.8200	01/04/2008
28,200	3.8300	01/04/2008
33,100	3.8400	01/04/2008
100	3.8407	01/04/2008
45,940	3.8500	01/04/2008
36,400	3.8600	01/04/2008
100	3.8614	01/04/2008
1,100	3.8650	01/04/2008
9,660	3.8700	01/04/2008
3,900	3.8800	01/04/2008
4,300	3.8900	01/04/2008
43,500	3.9000	01/04/2008
87,900	3.9100	01/04/2008
60,400	3.9200	01/04/2008
3,100	3.9300	01/04/2008
20,500	3.9400	01/04/2008
800	3.8200	01/07/2008
1,200	3.8300	01/07/2008
4,500	3.8400	01/07/2008
3,800	3.8500	01/07/2008
5,800	3.8600	01/07/2008
13,900	3.8700	01/07/2008
12,000	3.8800	01/07/2008
7,700	3.8900	01/07/2008
100	3.8950	01/07/2008
57,100	3.9000	01/07/2008
500	3.9050	01/07/2008
15,700	3.9100	01/07/2008
200	3.9150	01/07/2008
31,700	3.9200	01/07/2008
2,200	3.9300	01/07/2008
6,100	3.9400	01/07/2008
20,100	3.9500	01/07/2008
600	3.9550	01/07/2008
1,000	3.9575	01/07/2008
29,100	3.9600	01/07/2008
20,500	3.9700	01/07/2008
600	3.9750	01/07/2008
1,300	3.9775	01/07/2008
37,209	3.9800	01/07/2008
23,600	3.9900	01/07/2008
100	3.9975	01/07/2008

CUSIP NO. 172737108

42,541	4.0000	01/07/2008
200	4.0050	01/07/2008
103,750	4.0100	01/07/2008
600	4.0150	01/07/2008
53,000	4.0200	01/07/2008
55,000	4.0300	01/07/2008
100	4.0325	01/07/2008
62,900	4.0400	01/07/2008
200	4.0450	01/07/2008
10,400	4.0500	01/07/2008
500	4.0550	01/07/2008
48,000	4.0600	01/07/2008
38,400	4.0700	01/07/2008
1,000	4.0775	01/07/2008
65,200	4.0800	01/07/2008
109,000	4.0900	01/07/2008
61,400	4.1000	01/07/2008
81,900	4.1100	01/07/2008
300	4.1175	01/07/2008
30,000	4.1200	01/07/2008
10,435	4.1400	01/07/2008
35,665	4.1500	01/07/2008
36,600	4.1600	01/07/2008
5,500	4.1700	01/07/2008
2,700	3.8800	01/08/2008
600	3.8850	01/08/2008
5,400	3.8900	01/08/2008
23,500	3.9000	01/08/2008
400	3.9050	01/08/2008
5,700	3.9100	01/08/2008
3,900	3.9200	01/08/2008
3,800	3.9300	01/08/2008
2,100	3.9400	01/08/2008
3,500	3.9500	01/08/2008
7,700	3.9600	01/08/2008
100	3.9700	01/08/2008
6,500	3.9800	01/08/2008
2,500	3.9900	01/08/2008
800	3.9950	01/08/2008
17,500	4.0000	01/08/2008
700	4.0075	01/08/2008
14,400	4.0100	01/08/2008
7,800	4.0200	01/08/2008

CUSIP NO. 172737108

200	4.0400	01/08/2008
500	4.0500	01/08/2008
800	4.0600	01/08/2008
1,500	4.0700	01/08/2008
3,000	4.0800	01/08/2008
100	4.0900	01/08/2008
2,100	4.1000	01/08/2008
2,700	4.1100	01/08/2008
7,900	4.1200	01/08/2008
6,700	4.1300	01/08/2008
6,200	4.1400	01/08/2008
1,700	4.1500	01/08/2008
6,500	4.1600	01/08/2008
1,300	4.1650	01/08/2008
8,400	4.1700	01/08/2008
1,200	4.1750	01/08/2008
15,800	4.1800	01/08/2008
35,700	4.1900	01/08/2008
40,252	4.2000	01/08/2008
44,000	4.2100	01/08/2008
21,400	4.2200	01/08/2008
1,300	4.2250	01/08/2008
27,048	4.2300	01/08/2008
21,100	4.2400	01/08/2008
20,200	4.2500	01/08/2008
39,300	4.2600	01/08/2008
50,899	4.2700	01/08/2008
69,751	4.2800	01/08/2008
88,630	4.2900	01/08/2008
70,020	4.3000	01/08/2008
22,900	4.3100	01/08/2008
200	4.3125	01/08/2008
100	4.3150	01/08/2008
85,100	4.3200	01/08/2008
700	4.3225	01/08/2008
116,600	4.3300	01/08/2008
600	4.3350	01/08/2008
110,325	4.3400	01/08/2008
200	4.3425	01/08/2008
500	4.3450	01/08/2008
166,100	4.3500	01/08/2008
4,900	4.3525	01/08/2008
308,587	4.3600	01/08/2008

CUSIP NO. 172737108

1,400	4.3650	01/08/2008
127,113	4.3700	01/08/2008
3,900	4.3750	01/08/2008
172,500	4.3800	01/08/2008
1,400	4.3850	01/08/2008
183,774	4.3900	01/08/2008
100	4.3925	01/08/2008
700	4.3950	01/08/2008
142,801	4.4000	01/08/2008
100	4.4050	01/08/2008
56,000	4.4100	01/08/2008
29,300	4.4200	01/08/2008
6,200	4.4300	01/08/2008
2,100	4.4400	01/08/2008
187,500	4.0000	01/09/2008
69,375	4.0500	01/09/2008
225	4.0525	01/09/2008
450	4.0550	01/09/2008
11,775	4.0600	01/09/2008
7,950	4.0700	01/09/2008
1,275	4.0750	01/09/2008
12,075	4.0800	01/09/2008
75	4.0900	01/09/2008
1,425	4.1000	01/09/2008
5,250	4.1100	01/09/2008
75	4.1150	01/09/2008
14,775	4.1200	01/09/2008
1,800	4.1250	01/09/2008
36,450	4.1300	01/09/2008
900	4.1350	01/09/2008
45,600	4.1400	01/09/2008
2,175	4.1450	01/09/2008
86,175	4.1500	01/09/2008
450	4.1550	01/09/2008
7,425	4.1600	01/09/2008
450	4.1650	01/09/2008
35,250	4.1700	01/09/2008
1,800	4.1750	01/09/2008
124,425	4.1800	01/09/2008
1,500	4.1850	01/09/2008
18,975	4.1900	01/09/2008
19,050	4.2000	01/09/2008
13,800	4.2100	01/09/2008

CUSIP NO. 172737108

3,975	4.2200	01/09/2008
3,075	4.2300	01/09/2008
5,925	4.2400	01/09/2008
3,150	4.2500	01/09/2008
2,100	4.2600	01/09/2008
525	4.2650	01/09/2008
9,225	4.2700	01/09/2008
225	4.2750	01/09/2008
9,188	4.2800	01/09/2008
4,162	4.2900	01/09/2008
150	3.9125	01/10/2008
5,550	3.9200	01/10/2008
25,688	3.9300	01/10/2008
24,900	3.9400	01/10/2008
375	3.9450	01/10/2008
37,238	3.9500	01/10/2008
11,700	3.9600	01/10/2008
19,050	3.9700	01/10/2008
150	3.9750	01/10/2008
54,975	3.9800	01/10/2008
23,100	3.9900	01/10/2008
22,125	4.0000	01/10/2008
18,750	4.1000	01/11/2008
850	3.9725	01/14/2008
400	3.9750	01/14/2008
65,800	3.9800	01/14/2008
750	3.9850	01/14/2008
3,608	3.9875	01/14/2008
50,388	3.9900	01/14/2008
2,800	3.9950	01/14/2008
7,800	3.9975	01/14/2008
142,756	4.0000	01/14/2008
50	4.0025	01/14/2008
950	4.0050	01/14/2008
14,850	4.0075	01/14/2008
44,636	4.0100	01/14/2008
1,850	4.0150	01/14/2008
16,350	4.0175	01/14/2008
31,700	4.0200	01/14/2008
600	4.0250	01/14/2008
21,500	4.0300	01/14/2008
50	4.0325	01/14/2008
3,050	4.0350	01/14/2008

CUSIP NO. 172737108

13,950	4.0375	01/14/2008
34,515	4.0400	01/14/2008
600	4.0450	01/14/2008
9,700	4.0500	01/14/2008
4,900	4.0600	01/14/2008
2,900	4.0700	01/14/2008
450	4.0750	01/14/2008
6,500	4.0775	01/14/2008
6,200	4.0800	01/14/2008
600	4.0850	01/14/2008
2,300	4.0875	01/14/2008
7,500	4.0900	01/14/2008
24,150	4.1000	01/14/2008
153	3.7000	01/15/2008
76	3.7025	01/15/2008
1,185	3.7050	01/15/2008
1,491	3.7075	01/15/2008
17,130	3.7100	01/15/2008
688	3.7150	01/15/2008
382	3.7175	01/15/2008
8,335	3.7200	01/15/2008
841	3.7250	01/15/2008
4,588	3.7275	01/15/2008
8,144	3.7300	01/15/2008
1,108	3.8000	01/15/2008
344	3.8050	01/15/2008
230	3.8075	01/15/2008
7,877	3.8100	01/15/2008
115	3.8175	01/15/2008
2,332	3.8200	01/15/2008
459	3.8250	01/15/2008
173	3.8275	01/15/2008
16,842	3.8300	01/15/2008
459	3.8350	01/15/2008
3,671	3.8375	01/15/2008
4,627	3.8400	01/15/2008

HKW TRUST

62,500	4.0000	01/09/2008
23,125	4.0500	01/09/2008
75	4.0525	01/09/2008

CUSIP NO. 172737108

150	4.0550	01/09/2008
3,925	4.0600	01/09/2008
2,650	4.0700	01/09/2008
425	4.0750	01/09/2008
4,025	4.0800	01/09/2008
25	4.0900	01/09/2008
475	4.1000	01/09/2008
1,750	4.1100	01/09/2008
25	4.1150	01/09/2008
4,925	4.1200	01/09/2008
600	4.1250	01/09/2008
12,150	4.1300	01/09/2008
300	4.1350	01/09/2008
15,200	4.1400	01/09/2008
725	4.1450	01/09/2008
28,725	4.1500	01/09/2008
150	4.1550	01/09/2008
2,475	4.1600	01/09/2008
150	4.1650	01/09/2008
11,750	4.1700	01/09/2008
600	4.1750	01/09/2008
41,475	4.1800	01/09/2008
500	4.1850	01/09/2008
6,325	4.1900	01/09/2008
6,350	4.2000	01/09/2008
4,600	4.2100	01/09/2008
1,325	4.2200	01/09/2008
1,025	4.2300	01/09/2008
1,975	4.2400	01/09/2008
1,050	4.2500	01/09/2008
700	4.2600	01/09/2008
175	4.2650	01/09/2008
3,075	4.2700	01/09/2008
75	4.2750	01/09/2008
3,061	4.2800	01/09/2008
1,389	4.2900	01/09/2008
50	3.9125	01/10/2008
1,850	3.9200	01/10/2008
8,563	3.9300	01/10/2008
8,300	3.9400	01/10/2008
125	3.9450	01/10/2008
12,413	3.9500	01/10/2008
3,900	3.9600	01/10/2008

CUSIP NO. 172737108

6,350	3.9700	01/10/2008
50	3.9750	01/10/2008
18,325	3.9800	01/10/2008
7,700	3.9900	01/10/2008
7,375	4.0000	01/10/2008
18,750	4.1000	01/11/2008
850	3.9725	01/14/2008
400	3.9750	01/14/2008
65,800	3.9800	01/14/2008
750	3.9850	01/14/2008
3,608	3.9875	01/14/2008
50,388	3.9900	01/14/2008
2,800	3.9950	01/14/2008
7,800	3.9975	01/14/2008
142,756	4.0000	01/14/2008
50	4.0025	01/14/2008
950	4.0050	01/14/2008
14,850	4.0075	01/14/2008
44,636	4.0100	01/14/2008
1,850	4.0150	01/14/2008
16,350	4.0175	01/14/2008
31,700	4.0200	01/14/2008
600	4.0250	01/14/2008
21,500	4.0300	01/14/2008
50	4.0325	01/14/2008
3,050	4.0350	01/14/2008
13,950	4.0375	01/14/2008
34,515	4.0400	01/14/2008
600	4.0450	01/14/2008
9,700	4.0500	01/14/2008
4,900	4.0600	01/14/2008
2,900	4.0700	01/14/2008
450	4.0750	01/14/2008
6,500	4.0775	01/14/2008
6,200	4.0800	01/14/2008
600	4.0850	01/14/2008
2,300	4.0875	01/14/2008
7,500	4.0900	01/14/2008
24,150	4.1000	01/14/2008
247	3.7000	01/15/2008
124	3.7025	01/15/2008
1,915	3.7050	01/15/2008
2,409	3.7075	01/15/2008

CUSIP NO. 172737108

27,670	3.7100	01/15/2008
1,112	3.7150	01/15/2008
618	3.7175	01/15/2008
13,465	3.7200	01/15/2008
1,359	3.7250	01/15/2008
7,412	3.7275	01/15/2008
13,156	3.7300	01/15/2008
1,792	3.8000	01/15/2008
556	3.8050	01/15/2008
370	3.8075	01/15/2008
12,723	3.8100	01/15/2008
185	3.8175	01/15/2008
3,768	3.8200	01/15/2008
741	3.8250	01/15/2008
279	3.8275	01/15/2008
27,206	3.8300	01/15/2008
741	3.8350	01/15/2008
5,929	3.8375	01/15/2008
7,473	3.8400	01/15/2008

MARK J. WATTLES
None

JAMES A. MARCUM
None

ELLIOTT WAHLE
None

DON R. KORNSTEIN
None

ANTHONY BERGAMO

14,700	4.9710	02/26/2008
300	4.9800	02/26/2008

ALEXANDER M. BOND

16,000	4.0110	01/10/2008
6,000	5.0200	01/28/2008